                                                                   Exhibit 99.12
For Immediate Release

FOR INFORMATION:
Douglas E. Barnett         Patricia B. Meinecke       Mike Pascale/Rhonda Barnat
Giddings & Lewis, Inc.     Giddings & Lewis, Inc.     Abernathy MacGregor
Vice President and         Director of                212/371-5999
  Controller                 Communications
414/929-4374               414/929-4212


                                 NEWS RELEASE


                     GIDDINGS & LEWIS, INC. SETS RECORD DATE FOR
                  SHAREHOLDERS ENTITLED TO DEMAND A SPECIAL MEETING

FOND DU LAC, WISCONSIN, May 8, 1997 -- Giddings & Lewis, Inc. (NASDAQ: GIDL) announced today that its Board of Directors has set the close of business on May 16, 1997 as the record date for determining shareholders entitled to demand a special meeting of the company's shareholders. Under the company's By-laws and the Wisconsin Business Corporation Law, shareholders holding at least 10% of the company's outstanding common stock are entitled to demand that a special meeting of the company's shareholders be called. This action follows the receipt by the company of a notice by Harnischfeger Industries, Inc. to the company requesting that the Board of Directors of the company fix such a record date.

Headquartered in Fond du Lac, Wisconsin, Giddings & Lewis, Inc. is the largest supplier of industrial automation products and machine tools in North America, and among the largest in the world. The company serves customers worldwide with products and services to improve manufacturing productivity.

To receive Giddings & Lewis's latest news at no charge via fax, simply call Company News On Call, 1-800-758-5804, ext. 119821. Internet address: http://www.giddings.com